EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

						Three months ended
Years ended September 30						December 31
	2009	2008	2007	2006	2005	2009	2008
EARNINGS

Income (loss) from continuing operations	$78	$175	$201	$183	$1,958	$76	$(119)
Income tax expense (benefit)	80	86	58	29	(230)	29	(1)
Interest expense	163	9	9	8	87	36	29
Interest portion of rental expense	25	21	20	18	20	6	6
Amortization of deferred debt expense	52	-	1	-	3	6	6
Distributions in excess of (less than) earnings
of unconsolidated affiliates	1	(10)	(5)	(6)	(246)	(1)	(3)
	$399	$281	$284	$232	$1,592	$152	$(82)

FIXED CHARGES

Interest expense	$163	$9	$9	$8	$87	$36	$29
Interest portion of rental expense	25	21	20	18	20	6	6
Amortization of deferred debt expense	52	-	1	-	3	6	6
Capitalized interest	3	-	2	3	1	1	-
	$243	$30	$32	$29	$111	$49	$41

RATIO OF EARNINGS TO FIXED CHARGES	1.64	9.37	8.88	8.00	14.34	3.10	(A)
(A)

Deficiency Ratio - Due to the loss from continuing operations, the Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $123 million would have been required for the three months ended December 31, 2008.